Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

PREMIER HOLDING CORP.

(Name of Issuer)

Common Stock $.0001 par value

(Title of Class of Securities)

74051M104

(CUSIP Number)

WePower LLC

Attn: Brian Manahan, CFO

32 Journey, #250, Aliso Viejo, CA 92656

Telephone (949) 235-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74051M104
(1) Names of reporting persons:		WEPOWER LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)		OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization:		DELAWARE
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power		16,497,695
(8) Shared voting power		0
(9) Sole dispositive power		16,497,695
(10) Shared dispositive power		0
(11) Aggregate amount beneficially owned by each reporting person		16,497,695
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)		37%
(14) Type of reporting person (see instructions)		OO

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Item 1. Security and Issuer.

$.0001 par value Common Stock of Premier Holding Corp, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 4705 West Addisyn Court, Visalia, CA 93291.

Item 2. Identity and Background.

Reporting Person is WePower LLC, a Delaware limited liability company formed on November 13, 2008. Marvin Winkler is the Managing Member of Reporting Person. The principal executive office is 32 Journey, #250, Aliso Viejo, CA 92656, Telephone (949) 235-5599. The investment decisions for Reporting Person are made by Marvin Winkler, the Managing Member of Reporting Person.

During the last five years, Reporting Person was not a party to any civil proceeding of a judicial or administrative body concerning any matter relating to federal or state securities laws and has no restrictions, prohibitions, or mandates from any judicial or regulatory body concerning any matter relating to federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting Person transferred certain assets consisting of phone list, marketing databases, marketing materials, various trademarks and patent applications relating to green energy products and services to a newly formed subsidiary of the Issuer in exchange for 3,299,539 shares of the Issuer’s common stock in a private transaction.

Item 4. Purpose of Transaction.

Reporting Person transferred certain assets consisting of phone list, marketing databases, marketing materials, various trademarks and patent applications relating to green energy products and services to a newly formed subsidiary of the Issuer in exchange for 16,497,695 shares of the Issuer’s common stock in a private transaction so that the Issuer could enter a second line of business relating to green energy products and services.

Reporting Person does not have any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the issuer; (6) any other material change in the Issuer's business or corporate structure; (7) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) Reporting Person beneficially owns 16,497,695 shares of Common Stock, which represents approximately 37% of the issued and outstanding shares of Common Stock (based upon the 44,007,020 shares of Common Stock stated to be outstanding as of December 31, 2011 by the Issuer after giving effect to the 5:1 forward split paid as a dividend of 4 new shares for each 1 share owned on the record date of February 7, 2012.

(b) Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 16,497,695 shares of Common Stock.

(c) Reporting Person acquired all of the Shares within the last sixty days directly from the Issuer in a private placement transaction which closed on December 31, 2011 at a price of $.05 per Share after giving effect to the 5:1 forward split paid as a dividend of 4 new shares for each 1 share owned on the record date of February 7, 2012.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Similarly, none of the securities owned by Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2012

WePower LLC Signature: /s/ Marvin Winkler Name/Title: Marvin Winkler, Managing Member